Exhibit 99.42

PRESS RELEASE

Wednesday, August 22, 2007

Inter-Citic Adds Fourth Drill at Dachang

August 22, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to report that The Company has added a fourth diamond drill to its 2007 drill program at its Dachang Gold Project in China.

Inter-Citic owns two Canadian diamond drills which are currently operating at Dachang, and announced on July 17, 2007, the addition of a third contract drill. To these the Company has added a fourth western manufactured wire-line diamond drill that is now deployed at Dachang.

All four drills are currently operating full time at Dachang with the goal of further expanding the Company’s gold resource inventory by exploring new areas of the property already known to show near-surface mineralization through trenching. The Company is pleased with its progress on its 30,000 metre drill program focussed on the Dachang East area of the Dachang Gold Project.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project in Qinghai Province. The Company has strategic partnerships with several large financially strong and established groups in China. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at

www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.